UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-29323

                             CUSIP Number: 85511V203

Check One: |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form NSAR

      For the period ended: December 31, 2006

      |_| Transition Report on Form 10-K

      |_|   Transition Report on Form 20-F

      |_|   Transition Report on Form 11-K

      |_|   Transition Report on Form 10-Q

      |_|   Transition Report on Form NSAR

      For the transition period ended: Not Applicable

      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Star Energy Corporation.

Former Name if Applicable: N/A

Address of Principal Executive Office: 317 Madison Avenue, New York, New York 10017

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |    (a) The reason described in reasonable detail in Part III of this
       |    form could not be eliminated without unreasonable effort or expense.
       |
       |    (b) The subject annual report, semi-annual report, transition report
       |    on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
       |    portion thereof, will be filed on or before the fifteenth calendar
|X|    |    day following the prescribed due date; or the subject quarterly
       |    report or transition report on Form 10-QSB or subject distribution
       |    report on Form 10-D, or portion thereof, will be filed on or before
       |    the fifth calendar day following the prescribed due date; and
       |
       |    (c) The accountant's statement or other exhibit required by Rule
       |    12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K, 10-QSB, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Star Energy Corporation (the "Company") could not complete the filing of its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 due to a delay in obtaining and compiling the financial information required to be included in the Company's Form 10-KSB, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-KSB no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Marcus Segal               212 500-5005
------------------
(Name)                     (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes |X| No |_|

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation Referred to in Part IV, Item (3) of Form 12b-25:

It is anticipated that a significant change in results of operations from the Annual Report on Form 10-KSB filed for the fiscal year ended December 31, 2005 will be reflected by an increase in revenue and expenses resulting from the acquisition of all the shares of Volga-Neft, a Russian company acquired by the Registrant in the fourth quarter of 2006. As of December 31, 2005, the Registrant had revenues of $55,852 and a net loss of $(35,833). As of October 6, 2006, when the acquisition of Volga-Neft was completed, Volga-Neft had revenues of $83,000,000 and a net income of $164,337. Accordingly, it is anticipated that there will be a significant change in operations of the Registrant from the fiscal year end of December 31, 2005 to the fiscal year end of December 31, 2006.

                             STAR ENERGY CORPORATION

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 2, 2007
                                              STAR ENERGY CORPORATION

                                              By: /s/ Marcus Segal
                                              Name: Marcus Segal
                                              Title: Chief Financial Officer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)